

May 5, 2015

Christopher D. Brady
c/o The Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, New York 10017

> **Re:** **Tempus Applied Solutions Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 20, 2015**
> **File No. 333-201424**

Dear Mr. Brady:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2015 letter.

Summary Term Sheet, page 1

1. We note your response to our prior comment 3. Please revise your summary disclosure to clarify that as a consequence of the delisting of Chart's common stock from NASDAQ, the Business Combination is no longer subject to the NASDAQ requirement that Chart combine with a business that has a fair market value equal to at least 80% of the balance in the trust account.

Frequently Asked Questions About the Proposals, page 7

What is the nature of Tempus' business and operations, page 7

2. We note the disclosure that Tempus has entered into seven written contracts. To the extent required by Item 601(b)(10) of Regulation S-K, please file those as exhibits or advise.

3. Please add a question and answer to discuss how much cash will be available to Tempus following the closing of the Business Combination assuming maximum and minimum redemptions. To the extent Tempus will need to secure additional financing in connection with or following the Business Combination, please discuss the company's plans or expectations regarding the amount and nature of any such financing needs.

Unaudited Pro Forma Condensed Combined Financial Information, page 27

4. We note your response to our prior comment 6 and require more information. You state that you are accounting for the merger as a reverse acquisition as you believe the transaction between Tempus as a non-public operating company and Chart as a public shell represent a reverse acquisition under SEC guidance. Please note that the guidance assumes a certain fact pattern of a private operating company, which Tempus does not appear to meet given that it has not yet commenced operations or revenue producing activities. Therefore, you must analyze the transaction to identify the acquirer in accordance with ASC 805-10-55-12. Given that the Tempus stockholders will not hold a majority interest in the merged company unless the maximum number of shares is redeemed and the board of directors will be comprised of four of Chart's directors, we are unclear as to how you have determined that Tempus will control the merged company. Please provide us with your detailed analysis under ASC 805-10-55-12. We may have further comment upon receipt of your response.

Notes to Unaudited Pro forma condensed Combined Financial Information, page 30

5. Refer to adjustment (B). Please revise to clarify how the amount of $29,771,446 was determined.

6. We note your revisions to adjustment (F) in response to our prior comment 8 and it is unclear why additional expenses incurred during 2014 of $2,955,516 (57% of $5,815,116) have not been recorded in your historical financial statements. Please tell us of the nature of the expenses and clearly explain the expenses that have been recognized in your 2014 financial statement and the expenses that are contingent upon the business combination. Your detailed analysis should include the classification and amounts of the relevant expenses. We may have further comment upon receipt of your response.

7. Refer to adjustment (K). Please explain how the adjustment of $17,462,800 was determined. In this regard, we note that you state that the amount represents the cash on the balance sheet of $596,669 plus cash released from the trust account of $29,771,446, less an equity balance of $5,000,001, after payment of certain costs. Given Chart's cash balance of $146,669 at December 31, 2014, we are unable to recalculate this amount. Please revise to present your adjustment in a sufficient level of detail to enable a reader to understand how the adjustment was calculated or determined.

Material U.S. Federal Income Tax Considerations, page 100

8. It appears you are using a "short-form" tax opinion. As such, the exhibit 8 short-form opinion and the prospectus disclosure should both state that the disclosure in the tax section of the prospectus is the opinion of the named counsel. Please revise the prospectus disclosure accordingly. Refer section III.B. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

9. We note the disclosure that the Business Combination "should" qualify as an exchange described in Section 351 of the Code. Please disclose why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion. To the extent material, please provide risk factor or other appropriate disclosure setting forth the risks of uncertain tax treatment to holders of Chart common stock.

Exhibit 5.1

10. Please refer to paragraph 6. Please remove assumption (ii) or explain why you believe this assumption is appropriate.

Exhibit 99.1

11. Please mark your proxy card as "preliminary." Refer to Exchange Act Rule 14a-6(e)(1).

You may contact Heather Clark at 202-551-3624, or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379, if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief